UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 27, 2026, Hitek Global Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with that certain purchaser (the “Purchaser”) for the purchase and sale of 1,500,000 Class A Ordinary Shares of the Company (the “Class A Ordinary Shares”) and Pre-Funded Warrants to purchase up to 98,500,000 Class A Ordinary Shares (the “Pre-Funded Warrants,” and together with the Class A Ordinary Shares, the “Securities”) in a registered direct offering (the “Offering”). The Class A Ordinary Shares were sold at a purchase price of $0.03 per share, and the Pre-Funded Warrants were sold at a purchase price of $0.0299 per warrant, which equals the purchase price per Class A Ordinary Share minus the $0.0001 per share exercise price of each Pre-Funded Warrant, for an initial aggregate subscription amount of $3,000,000, before deducting placement agent fees and expenses. In addition, pursuant to Section 2.4 of the Purchase Agreement, the Purchaser has the right to purchase, in one or more additional closings, additional Class A Ordinary Shares and/or Pre-Funded Warrants in an aggregate amount of up to 200% of the aggregate subscription amount purchased in the initial sale.

Pursuant to a placement agency agreement (the “Placement Agency Agreement”) dated as of March 27, 2026, between the Company and Univest Securities, LLC (the “Placement Agent”), the Company engaged the Placement Agent to act as the Company’s placement agent in connection with the Offering on a reasonable best efforts basis. Pursuant to the Placement Agency Agreement, the Company agreed to pay the Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in the Offering and a non-accountable expense allowance equal to one percent (1.0%) of the aggregate gross proceeds raised in the Offering. In addition, the Company paid the Placement Agent $100,000 for accountable expenses. Pursuant to the Placement Agency Agreement, the Company granted the Placement Agent a right of first refusal for a period of eighteen (18) months following March 27, 2026 to act as sole book-running manager, sole underwriter, sole placement agent, sole sales agent or sole financial advisor, as applicable, in connection with certain future public and private offerings and other financings of the Company, subject to the terms and conditions set forth therein.

The Offering closed on March 31, 2026.

The Securities were offered and issued pursuant to a prospectus supplement dated March 27, 2026 filed to the prospectus included in the Company’s Registration Statement on Form F-3 (Registration No. 333-279459), which was filed with the U.S. Securities and Exchange Commission on May 16, 2024 and declared effective on May 29, 2024.

Maples and Calder (Cayman) LLP, Cayman Islands counsel to the Company, has issued an opinion to the Company regarding the validity of the Securities. A copy of the opinion is furnished as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K.

There were 26,969,375 Class A Ordinary Shares outstanding immediately prior to this Offering. There will be 126,969,375 Class A Ordinary Shares outstanding immediately after this Offering, assuming the full exercise of the Pre-Funded Warrants to purchase up to 98,500,000 Class A Ordinary Shares.

The foregoing descriptions of the Purchase Agreement, the Placement Agency Agreement, and the Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are furnished as Exhibits 10.1, 10.2 and 10.3, respectively, to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
5.1	Opinion of Maples and Calder (Cayman) LLP
10.1	Form of Securities Purchase Agreement
10.2	Form of Placement Agency Agreement
10.3	Form of Pre-Funded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2026

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

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